UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                                ACIES CORPORATION
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

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                                    049077100
                                 (CUSIP Number)

                                Miron Guilliadov
                              c/o Acies Corporation
                                 14 Wall Street
                            New York, New York 10005
                                 (800) 361-5540

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 17, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         049077100
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       1    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only):

            Miron Guilliadov
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       2    Check the Appropriate Box if a Member of a Group (See Instructions):

            (a) Not
            (b) Applicable
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       3    SEC USE ONLY

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       4    SOURCE OF FUNDS

            PF
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       5    Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e):

            Not Applicable
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       6    Citizenship or Place of Organization:

            United States
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                   7    Sole Voting Power:

                        8,481,693
Number of          ------------------------------------------------------------
Shares             8    Shared Voting Power:
Beneficially
Owned by                684,376
Each                ------------------------------------------------------------
Reporting          9    Sole Dispositive Power:
Person
With                    8,481,693
                   ------------------------------------------------------------
                   10   Shared Dispositive Power:

                        684,376
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       11   Aggregate Amount Beneficially Owned by Each Reporting Person:

            9,166,069
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       12   Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares (See Instructions):

            Not Applicable
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       13   Percent of Class Represented by Amount in Row (11):

            18.8%
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       14   Type of Reporting Person (See Instructions):

            IN
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

      Miron Guilliadov ("Mr. Guilliadov") hereby amends the Schedule 13D (the "Schedule 13D") of Acies Corporation (the "Company") relating to the shares of common stock, par value $0.001 per share of the Company, originally filed on July 21, 2004, as follows:

Item 1. Security and Issuer.

      The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the "Shares"), of Acies Corporation, a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 14 Wall Street, Suite 1620, New York, New York 10005.

Item 2. Identity and Background.

      The name of the person filing this statement is Miron Guilliadov. His business address is c/o Acies Corporation, 14 Wall Street, Suite 1620, New York, New York 10005.

      Mr. Guilliadov's principal occupation is the Vice President of the Company.

      During the past five years, Mr. Guilliadov has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, Mr. Guilliadov was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Mr. Guilliadov is citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following paragraph at the end thereof:

      Mr. Guilliadov was issued stock options on July 1, 2004 pursuant to the Company's Year 2004 Stock Award Plan for services as Vice President of the Company. On September 13, 2004, Mr. Guilliadov was awarded 720,000 Shares of the Company as compensation for services as Vice President of the Company pursuant to the Company's 2004 Officer/Director/Employee Stock Award Plan.

Item 4. Purpose of Transaction.

      Mr. Guilliadov sold 720,000 Shares of the Company, at $.07 per share, in a privately negotiated transaction on March 17, 2006. Mr. Guilliadov has no present plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. All Shares of the Company were acquired for investment purposes. Mr. Guilliadov may, from time to time, purchase additional Shares or dispose of all or a portion of the shares beneficially owned by him, either in the open market or in privately negotiated transactions. He may also obtain additional Shares upon the exercise of the stock options described in
Item 5 of this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      Based upon information reported on the last quarterly report of the Company, there were 48,463,751 Shares of the Company issued and outstanding as of February 6, 2006. As of March 17, 2006, Mr. Guilliadov may be deemed to beneficially own 9,166,069 Shares of the Company, or 18.8% of the Company's outstanding Shares. Mr. Guilliadov has sole voting and dispositive power with respect to an aggregate of 8,481,693 Shares of the Company. These 8,481,693 Shares include 269,183 Shares that may be issued to him upon the exercise of stock options exercisable within sixty (60) days of this Schedule 13D. Mr. Guilliadov shares power to vote or direct the disposition of 342,188 Shares of the Company owned by GM Merchant Solution, Inc., a New York corporation and 342,188 Shares of the Company owned by GMS Worldwide Solution, LLC, a New York limited liability company.

      Mr. Guilliadov has not effected any transactions other than reported above in Item 4 hereto, in Shares, or securities convertible into or exchangeable for Shares, during the 60 days prior to March 17, 2006.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ Miron Guillidov
                                        ----------------------------------------
                                        Name:  Miron Guilliadov


Dated:  March 27, 2006


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).




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